EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiaries	Jurisdiction of Incorporation

inTEST Silicon Valley Corporation	Delaware
SigmaSYS Corp. (a)(b)	Delaware
Temptronic Corporation (b)	Delaware
inTEST PTE, Ltd.	Singapore
Temptronic GmbH	Germany

(a)	Doing business as Sigma Systems Corporation
(b)	Doing business as inTEST Thermal Solutions Corp.